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February 28, 2013

Via EDGAR Correspondence Filing
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F St., N.E.
Washington, D.C. 20549-0505
Attn:  Mr. Chad Eskildsen

Torchlight Value Fund Master, LLC (the “Fund”) Annual N-1A Update

Mr. Eskildsen:

The annual update to the Fund’s N-1A is filed herewith.

If you have any questions, please contact me at (212) 848-8654 or my colleagues, Nathan J. Greene at (212) 848-4668 or Jesse P. Kanach at (202) 508-8026.

Very truly yours,

/s/ Michael P. Shin
Michael P. Shin

Enclosure

cc:	Marshall Reiss (Chief Compliance Officer of the Fund)
Nathan J. Greene (Shearman & Sterling LLP)
Jesse P. Kanach (Shearman & Sterling LLP)

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